VERB TECHNOLOGY COMPANY, INC.

344 South Hauser Blvd., Suite 414

Los Angeles, California 90036

855-250-2300

www.myverb.com

February 19, 2019

VIA EDGAR TRANSMISSION

Robert S. Littlepage

Accountant Branch Chief

Kathleen Krebs

Special Counsel

Joshua Shainess

Attorney-Advisor

Office of Telecommunications

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Verb Technology Company, Inc.
Pre-Effective Amendment No. 2 to
Registration Statement on Form S-1
Filed February 7, 2019
File No. 333-226840

Ladies and Gentlemen:

Verb Technology Company, Inc., a Nevada corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 15, 2019 (the “Comment Letter”), with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-1, filed with the Commission on February 7, 2019.

This letter, filed in connection with the Company’s filing of Pre-effective Amendment No. 3 to the Registration Statement, sets forth the comments of the Staff in the Comment Letter and the Company’s responses.

Registration Statement on Form S-1

Cover Page

1.	We note that, in addition to offering common stock, you are now offering warrants to purchase up to 1,307,190 shares of common stock. Please clarify if the warrants and common stock must be purchased together or if each respective type of security will only be sold on its own. In this regard, we note that you do not disclose the separate offering price of the warrants. If you will only offer the warrants and common stock together, then you must register them as units in your offering, even if the common stock and warrants are immediately separable following the offering. If you plan to offer units, please revise the registration statement fee table and prospectus cover page to identify the units as securities in the offering, identifying the components of the units. The pricing table on the prospectus cover page should reflect the common stock and warrants priced as one security with a footnote indicating the assigned values to each of the securities. For guidance, please refer to Questions 240.05 and 240.06 of our Compliance and Disclosure Interpretations, Securities Act Rules. Lastly, your legality opinion should address the legality of the units being offered. Please refer to Staff Legal Bulletin No. 19 (CF).

Response:

We plan to offer the common stock and warrants together as units. The revised disclosure is contained on the cover page in the registration statement fee table and on the prospectus cover page. Additional revisions regarding the unit offering are carried through the remainder of the amended registration statement.

2.	Disclose whether the warrants will be quoted or listed for trading.

Response:

We have applied to list the warrants for trading on the Nasdaq Capital Market under the symbol “VERBW.” We have provided the amended, additional disclosure on the prospectus cover page. Additional disclosures are also contained in the “Prospectus Summary” in the “Corporate Information” section on page 3 and in the “OTCQB Symbol” section on page 4.

3.	Please clarify whether the offering is conditioned on your receipt of approval for listing of your common stock on the Nasdaq Capital Market.

Response:

The completion of the offering is conditioned on our common stock and the warrants being approved for listing on the Nasdaq Capital Market or another securities exchange. The amended, additional disclosure is contained on the prospectus cover page. In addition, additional disclosures are contained in the “Prospectus Summary” section on pages 2, 3, and 4, as well as in the “Risk Factors” section on page 11.

4.	We note that you use an assumed public offering price per share based upon the last reported sale price of your common stock on the OTCQB. Disclose that recent sale prices or quotes for shares of your common stock on the OTCQB may not be indicative of the market price on a national securities exchange, such as the Nasdaq.

Response:

The amended, additional disclosure is contained on the prospectus cover page.

Dilution, page 21

5.	Refer to footnote (1) to the dilution table on page 21 where you state that two convertible notes in the principal amount of $400,000 “will be converted into shares of our Common Stock registered pursuant to the registration statement of which this prospectus is a part.” Please revise your registration statement to register these shares or advise.

Response:

The Company has concluded that it will not convert “two convertible notes in the principal amount of $400,000” “into shares of our Common Stock registered pursuant to the registration statement of which this prospectus is a part.” Rather, those notes, pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended, will be converted into shares of our restricted common stock and common stock purchase warrants, as the intention of the parties when engaged in the notes transactions was to provide to the lenders securities equivalent to what was to be sold in the public offering, albeit at a 25% discount and a contractual 90-day post-closing resale restriction. The six-month Rule 144 holding period, with tacking pursuant to Section 3(a)(9), will expire prior to the expiration of the contractual 90-day post-closing resale restriction period. The prospectus has been updated throughout to delete references to the references to conversion into registered shares.

If Staff should have any questions or comments regarding this submission or response, please feel free to contact the undersigned or Randolf W. Katz at 714-966-8807.

Thank you for your ongoing courtesy in this matter.

Very truly yours,

VERB TECHNOLOGY COMPANY, INC.

By:	/s/ Rory J. Cutaia
Rory J. Cutaia
President and Chief Executive Officer